SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   SCHEDULE 13G

                                     Under the Securities Exchange Act of 1934

                                               (Amendment No. ____)*

                                                   Tex Oil, Inc.
                                                 (Name of Issuer)

                                                   Common Stock
                                          (Title of Class of Securities)

                                                     882906209
                                                  (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).



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CUSIP
NO.:
882906209

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person: Lincoln National Corporation; 35-1140070

2.  Check the appropriate box if a member of a group

         (a)      [ ]
         (b)      [ ]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Indiana

Number of shares beneficially owned by reporting person with:

5.  Sole voting power:  Not Applicable

6.  Shared voting power: 5,282,475

7.  Sole dispositive power:  Not Applicable

8.  Shared dispositive power: 5,282,475

9.  Aggregate amount beneficially owned by reporting person: 5,282,475

10. Check if the aggregate amount in row (9) excludes certain shares:
Not Applicable

11. Percent of class represented by amount in row (9): 13.8%

12. Type of reporting person:  HC



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CUSIP
NO.:
882906209

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person: The Lincoln National Life Insurance Company; 35-0472300

2.  Check the appropriate box if a member of a group

         (a)      [ ]
         (b)      [ ]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Indiana

Number of shares beneficially owned by reporting person with:

5.  Sole voting power:  Not Applicable

6.  Shared voting power: 5,282,475

7.  Sole dispositive power:  Not Applicable

8.  Shared dispositive power: 5,282,475

9.  Aggregate amount beneficially owned by reporting person: 5,282,475

10. Check if the aggregate amount in row (9) excludes certain shares:
Not Applicable

11. Percent of class represented by amount in row (9): 13.8%

12. Type of reporting person: IC



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CUSIP
NO.:
882906209

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person: Lincoln Investment Management, Inc.; 35-1753930

2.  Check the appropriate box if a member of a group

         (a)      [ ]
         (b)      [ ]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Illinois

Number of shares beneficially owned by reporting person with:

5.  Sole voting power:  Not Applicable

6.  Shared voting power: 5,282,475

7.  Sole dispositive power:  Not Applicable

8.  Shared dispositive power: 5,282,475

9.  Aggregate amount beneficially owned by reporting person: 5,282,475

10. Check if the aggregate amount in row (9) excludes certain shares:
Not Applicable

11. Percent of class represented by amount in row (9): 13.8%

12. Type of reporting person: IA



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Item 1 (a) Name of Issuer:  Tex Oil, Inc.

Item 1 (b) Address of issuer's principal executive office:

1600 Smith, Suite 4000
Houston, TX 77002

Item 2 (a) Name of person filing:
Lincoln National Corporation
The Lincoln National Life Insurance Company
Lincoln Investment Management, Inc.

Item 2 (b) Address of principal business office:

Lincoln National Corporation
200 East Berry Street
Fort Wayne, IN 46802-2706

The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802-3506

Lincoln Investment Management, Inc.
200 East Berry Street
Fort Wayne, IN 46802-2706

Item 2 (c) Citizenship:
1.  Lincoln National Corporation is an Indiana corporation
2.  The Lincoln National Life Insurance Company is an Indiana corporation
3.  Lincoln Investment Management, Inc. is an Illinois corporation

Item 2 (d) Title of class of securities:  Common Stock

Item 2 (e) CUSIP No.:  882906209

Item 3  If this statement is filed pursuant to
         Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
         (a)  [ ] Broker or dealer
         (b)  [ ] Bank
         (c)  [2] Insurance company
         (d)  [ ] Investment company
         (e)  [3] Investment advisor
         (f)  [ ] Employee Benefit Plan or Endowment Fund
         (g)  [1] Parent Holding Company


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         (h)  [ ] Group

         1.  Lincoln National Corporation
         2.  The Lincoln National Life Insurance Company
         3.  Lincoln Investment Management, Inc.

Item 4 Ownership:

(a)  Amount beneficially owned:  See No. 9 on cover pages.

(b)  Percent of class:  See No. 11 on cover pages.

(c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote

         (ii)   shared power to vote or to direct the vote

         (iii) sole power to dispose or to direct the disposition of

         (iv) shared power to dispose or to direct the disposition of

See Nos. 5, 6, 7 and 8 on cover pages.

Item 5 Ownership of five percent or less of a class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6 Ownership of more than five percent on behalf of another person:
Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Lincoln National Corporation, an Indiana corporation, is the ultimate parent company of Lincoln Investment Management, Inc., an Illinois corporation (LIM), and The Lincoln National Life Insurance Company, an Indiana corporation (LNL). LIM acts as investment advisor to LNL and other clients and is registered as an investment adviser under Section 203 of the Investment Adviser Act of 1940. LNL is classified as an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

Item 8 Identification and classification of members of the group:
Not applicable

Item 9 Notice of Dissolution of group:
Not applicable


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Item 10 Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998

LINCOLN NATIONAL CORPORATION


By: /s/ H. Thomas McMeekin
Name: H. Thomas McMeekin
Title: Executive Vice President

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY


By: /s/ Steven R. Brody
Name: Steven R. Brody
Title: Vice President

LINCOLN INVESTMENT MANAGEMENT, INC.


By: /s/ Steven R. Brody
Name: Steven R. Brody
Title: Senior Vice President



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